Welcome...



BLACKLIST CAPITAL

...To Financial Freedom

O: (212) 641-0120
C: (516) 309-0480

50 Jericho Tpke, Suite 109
Jericho, NY 11753

info@BlacklistCapital.com
www.BlacklistCapital.com

Disclaimer

This document is for information only. It does not constitute an offer nor an invitation to purchase or sell a financial instrument. It is also not a contract nor a commitment, nor the basis of one. No guarantee is made, express or implied, of the fairness, accuracy, or completeness of the data in this presentation. All information herewith is subject to change without notice. Past performance does not guarantee nor is an indicator of future results.

Nothing contained herein is intended to be an indicator of the information necessary to evaluate investment in the company, nor is it legal, tax or investment advice. Hence prospective investors are encouraged to consult their own professional advisors to all matters concerning the company.

To the maximum extent permitted by the law, neither Blacklist Capital, its subsidiaries, affiliates, directors, employees, or agents assume any liability, including without limitation, any liability arising from fault or negligence, for any loss arising from the use of this presentation, or otherwise connected to it.

Copyright 2015. Blacklist Capital Inc. All rights reserved. No part of this communication or the information contained herein may be disclosed, reproduced, copied, or redistributed without the authority of Blacklist Capital.

This presentation contains hypothetical anticipated returns for investment with Blacklist Capital. Such hypothetical performance analysis is subject to inherent limitations. Hypothetical performance is based on the past performance of investments, and is intented only as an illustration of the likely potential outcome of investment under certain assumptions. Many factors can influence the actual outcome of investments and/or performance of the company.

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Business Plan Objectives

- Introduction to Blacklist Capital

- Real Assets, Real Returns Approach

- Logistics of a Deal

- Case Studies

- Fund Structure and SEC Regulations

- Investment Proposal

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BLACKLIST CAPITAL

Fahad Rajput – Chairman



-Honored by Town of Hempstead as Chairman of Blacklist Capital

-Accredited in Business from Harvard Business School

-Former Managing Director of a real estate development fund

-Well known across New York and New Jersey real estate circles

-TEDx speaker in entrepreneurship

-Former Research Coordinator at Stony Brook Medicine Heart Center

-Innovator and self-starter since the age of 8

-Car and watch enthusiast

-Pilot, water sports enthusiast, snowboarder, and golfer

-Philanthropist and community activist

-Licensed RE Agent, Certified Chaplain

-Senior Member, CAP - The United States Air Force Auxiliary

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BLACKLIST CAPITAL

Blacklist Capital's Real Estate Investment Approach:

"Real Assets, Real Returns"

Blacklist Capital's primary real estate method consists of the following:

1. Acquiring an undervalued property

2. Renovation of the **real asset**

3. Listed on market and sale for a **real return**

4. Split of profits amongst investors and principals



Typical Acquisition

A single or multi-family home in downstate New York/New Jersey obtained through a short sale, REO, probate, auction, other realtors, or FSBO's with a **30%** profit margin from market value.

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The Logistics



1. Research and Analysis
2. Acquisition
3. Renovation
4. Marketing
5. Sale
6. Profit Distribution











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Our Investor-Centric Philosophy

Above average returns

Make your money work for you

Little investor input necessary

Full transparency with progress pictures and asset access


THE BUCK STOPS WITH THE GUY WHO SIGNS THE CHECKS.
-RUPERT MURDOCH-
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BLACKLIST CAPITAL
blacklistcapital.com


TIME IS THE SCARCEST RESOURCE AND UNLESS IT IS MANAGED NOTHING ELSE CAN BE MANAGED.
-PETER DRUCKER-
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blacklistcapital.com

Case Study 1

Property Location: Richmond Hill, NY

Lender: Bank of New York Mellon

Market Value: **$370,000–420,000**

Short Sale Contract Price: **$217,572**

Sale Price: **$400,000**

Profit (Post-Rehab): **$101,377**







SHORT SALE AGREEMENT

Dear Customer(s),

Discount Payoff. Ocwen Loan Servicing, LLC, (Ocwen), acting on behalf of The Bank of New York Mellon f/k/a The Bank of New York, as Trustee for the Holders of the GE-WMC Asset-Backed Pass-Through Certificates, Series 2006-1, has approved a discounted payoff on the above referenced loan in the amount of $217,572.00 **(Payoff Amount)** and subject to the conditions set forth herein.

Expiration Date. This discounted payoff option expires on **9/28/2015** (the Expiration Date). If you do not comply with the terms

5. Occupant Relocation Assistance amount to be paid is $10,000.00 to Homeowner.

6. If you require an approval to the final HUD-1 settlement statement before closing, you must email a copy at least 48 hours in

Case Study 2

Property Location: Valley Stream, NY

Lender: Deutsche Bank

Market Value: $439,000-515,000

REO Contract Price: $302,000

Sale Price: $469,000

Profit (Post-Rehab): $95,210




Regarding: Deutsche Bank

Premises: ███████████, Valley Stream, NY 11580
Our File No.: ██████

ar Sir/Madam:

Enclosed please find the proposed statement of sale for the above referenced property:

Purchase Price	$302,000.00
Down Payment	-$9,060.00



BLACKLIST CAPITAL

Case Study 3

Property Location: Brooklyn, NY

Lender: Bank of America

Market Value: $800,000-1,100,000

REO Contract Price: $525,000

Sale Price: $995,000

Profit (Post-Rehab): $243,511

*Disclaimer: this was converted and sold as an Asisted Living Facility







Reference is made to the Real Estate Purchase Contract and receipt for deposit dated <u>October 07, 2015</u> pertaining to the Real Property known as _____ *BROOKLYN, NY 11226* made between ._____ ___ _____ and ___ _____ _-. hereafter referred to as "Buyer", and <u>Ditech Financial LLC - Bank of America</u> "Seller".

Buyer and Seller accept the terms and conditions in the contract with the following changes:
1. Sales Price shall be $ 525,000.   CASH
2. Earnest deposit to be $25,000. (Cashiers Check or Certified Funds only).

7/31/2017 – D	Deed	$995,000
8/11/2017 – R		

Hempstead NY 11550   Flusing NY 11367

[+] See the rest of 2 parties



BLACKLIST CAPITAL

Our Opportunity

Get large discounts on bulk property portfolio purchases

Bank portfolio available to us due to relationships and proof of liquidity

Bulk material and labor discounts





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Investment Fund Structure



Blacklist Capital

"The Manager"

Class B Interests

Investors

"LLC Members"

Class A Interests

Blacklist Equity Fund, LLC

SEC Regulation CF 4(a)(6) and SEC Regulation D 506(c) Fund

5 year fund, annual distributions

Targeted Investor IRR 20%

Investors are actual partners in the real estate

Asset A   **Asset B**   **Asset C**   **Asset D**

Blacklist Capital

Investment Example

−This is **not** a REIT. Investors become partners in the actual real estate.

−**40%** of distributable cash flow is given to Class A Members (investors)

−Distributable cash flow the sale price less the acquisition price and any costs affixed to rehab, closing, holding costs, taxes, etc.

INVESTOR EXAMPLE	
Investment	$100,000
Fund Share	18%
Sale Price	$780,000
Profit 40%	$83,930
Net Investor Return	$15,107.40
8 Mo's ROI	15%

Comparable Sale Analysis



Project Cost Allocation





BLACKLIST CAPITAL

Logistics of a Deal

Step 1: Deal Analysis

The first step of the deal is the actual analysis of the deal. This is where our seasoned executives team up with our realtors, attorneys, appraisers, and construction project managers to determine viability of the property.

Just some of the aspects included in this analysis are:

-Comparative Market Analysis (CMA)

-Comparable Listings

-Violation Search

-ECB search and remedy costs

-Judgements, open permits, and title searches

-Property condition assessment

-Engineer's inspection

-Contractor's opinion and rehab budget



This is the step where many deals do not meet our standards and are turned away.



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Logistics of a Deal

Step 2: Acquisition and Closing Day

This step is the actual handing over of the keys and marks the beginning of rehab. Upon closing, our project managers immediately begin drafting a scope of work and coordinating labor and materials.



The following apply to acquisitions:

- Negotiations, extensions, BPO's, appraisals

- Coordination of all key stakeholders in closing

- Financing, insurance, securing asset and assuring clean title

- Escrow agreements, commissions, and tenant disposition

- Laws and regulations affecting distressed closings

- Contractual regulations affecting distressed closings (ie. 30 days before next close)

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Logistics of a Deal

Step 3: Rehab and Project Management

Immediately after closing, our construction team steps in. Based on their initial analysis from the first pre-closing viewing, they finalize the scope of work with the contractors and construction begins thence.

-Scope of Work and interior/exterior design

-Contractor bids and material sourcing

-Budgeting, scheduling, and contractor agreements

-Continuous monitoring of progress and quality

-Monitoring of building code compliance and safety

-Permits, variances, hearings

-Relationship management with neighborhood

-Consistent project updates

-Utility services and bills









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Logistics of a Deal

Step 4: Marketing and Sale

Syndicate ICR (part of American Best Homes Realty) is our highly reputable brokerage based in Long Island is our exclusive sales agent for our holdings. This provides many advantages including:

1. Properties given the urgency and attention our investors expect
2. In-house clients through other deals
3. Partnership with a real estate attorney through the brokerage
4. Minimal overhead due to vertical integration



Marketing and Sale consists of the following:

-Open Houses

-Flyers and posters

-Search engine submission, Zillow, MLS, etc.

-Proprietary targeted e-mail/print blasts

-Pre-qualification through our mortgage partners



Before and After Pictures











BLACKLIST CAPITAL

Before and After Pictures

 

....Thank You



BLACKLIST CAPITAL

O: (212) 641-0120
C: (516) 309-0480

50 Jericho Tpke, Suite 109
Jericho, NY 17753

info@BlacklistCapital.com
www.BlacklistCapital.com